SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Filed by the Registrant [ ]

Filed by a Party Other than the Registrant [X]

Check the Appropriate Box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by
    Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

DESTINATION MATERNITY CORPORATION

(Name of registrant as specified in its charter)

ORCHESTRA-PRÉMAMAN S.A.
YELED INVEST S.A.

(Name of person(s) filing proxy statement, if other than the registrant)

Copies to:

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

Payment of Filing Fee (Check the Appropriate Box):

[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

  (1) Title of each class of securities to which transaction applies:
  (2) Aggregate number of securities to which transaction applies:
  (3) Per unit price or other underlying value of transaction computed pursuant to
     Exchange Act Rule 0-11 (set forth the amount on which the filing fee is
     calculated and state how it is determined):
  (4) Proposed maximum aggregate value of transaction:
  (5) Total fee paid:

[ ] Fee paid previously with preliminary materials:
[ ] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by
    registration statement number, or the form or schedule and the date of its filing.
  (1) Amount Previously Paid:
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  (4) Date Filed:

ORCHESTRA-PRÉMAMAN S.A.

~~September~~October [   ], 2017

Dear Fellow Shareholder:

Orchestra-Prémaman S.A. together with the other participants in this solicitation (collectively, "Orchestra" or "we"), is the largest shareholder of Destination Maternity Corporation, a Delaware corporation ("Destination" or the "Company"), beneficially owning a total of 1,922,820 shares of Common Stock, $.01 par value per share, representing approximately 13.8% of the shares outstanding. Orchestra has owned shares of Destination continuously since August 2015. We believe Destination possesses attractive assets, highly-recognizable brands, good but expensive locations, and a talented team of dedicated employees. However, the Company's stock price has declined precipitously since the current directors took office, and we believe that they are not up to the challenge of righting Destination's direction.

For the reasons set forth in the attached Proxy Statement—which we urge you to read today—we believe that new directors are needed to drive the change that is required at Destination to address the Company's decreasing revenue, insufficiently clear financial reporting and prolonged stock underperformance. We further believe that it would be a mistake to reward **Michael J. Blitzer, Barry Erdos, Melissa Payner-Gregor and B. Allen Weinstein** (the "Status Quo Nominees") with re-election given their performance and the drop in Destination's stock price during their tenures, and wonder what search process the Nominating and Governance Committee conducted if it believes that these are the best qualified candidates for the Company's Board of Directors (the "Board") to recommend to Destination's shareholders. We believe that a vote against each of the Status Quo Nominees will send a powerful message of shareholder dissatisfaction to the Board, which can result in resignations and the appointment of new directors who can bring a shareholder-focused mindset to the boardroom and who can start a turnaround at Destination that is in the best interests of all shareholders.

We are therefore seeking your support to vote **AGAINST** the re-election of each of the Status Quo Directors—**Michael J. Blitzer, Barry Erdos, Melissa Payner-Gregor and B. Allen Weinstein**—as directors at the Company's annual meeting of shareholders currently scheduled to be held on Thursday October 19, 2015, at 9:15 a.m., Eastern Standard Time, at the corporate headquarters of the Company located at 232 Strawbridge Drive, Moorestown, New Jersey 08057 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"). By voting **AGAINST** the Status Quo Directors, shareholders will be sending a strong message to the Board that they are dissatisfied with the status quo and that meaningful change is required. Our proxy solicitation is a platform for shareholders to express their views regarding Destination and to influence the Board with respect to any decisions regarding Board composition and accountability at our Company.

Your vote **AGAINST** the election of the Status Quo Directors will serve as a referendum on their poor stewardship of shareholder value as measured by the single most important measure of success at a public company—the stock price as determined by open market trading. YOU have an important opportunity as shareholders to have our voices heard at the upcoming Annual Meeting.

We note that when the number of directors to be elected does not exceed the number of nominees, as is the case here, the Bylaws of the Company (the "Bylaws") provide that the election of directors at Destination requires the vote of the majority of the shares present in person, or represented by proxy, at any meeting of the shareholders called for the purpose of the election of directors at which quorum is present.

Importantly, the Company has a director resignation policy in place, whereby any director who receives a greater number of votes "against" his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board. The Nominating and Corporate Governance Committee (the "Governance Committee") would then promptly assess the appropriateness of any such nominee continuing to serve as a director and recommend to the Board the action to be taken with respect to such tendered resignation. If our proxy solicitation results in any director failing to receive a majority of the votes cast for his or her election, then **we believe it would clearly be inappropriate for any such director to continue to serve on the Board. We believe the failure of the Board to accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear shareholder directive.**

Orchestra believes that our interests are fully aligned with the interests of all Destination shareholders. We believe there is significant value to be realized at Destination. Given the Company's continuing track record of decreasing revenue, what we believe constitutes insufficiently clear financial reporting and prolonged stock underperformance under the oversight of the Status Quo Directors, we strongly believe that the Board must be reconstituted to ensure that the interests of the shareholders, the true owners of Destination, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company's shareholders realize maximum value for their investment. The first step on that pathway is for shareholders to vote against the re-election of the Status Quo Directors who have made Destination what it is today, instead of improving its stock prices from where it was when they first took office. We note that the Board, not Orchestra, gave you the power to trigger mandatory resignation letters from each Status Quo Director you vote against and deny re-election. Therefore we call upon the Status Quo Directors to provide a detailed explanation of the search process for new directors (the "Search Process") they will conduct if shareholders vote against the re-election of the Status Quo Directors. Orchestra strongly believes that it would be a fundamental breach of fiduciary duty and abdication of director responsibility if all the Status Quo Directors were to abandon their posts—or threaten to do so—without identifying sufficiently qualified replacement directors if you, the shareholders, exercise your rights to vote against all of the Status Quo Directors.

Orchestra stands ready to engage with the Company to find better qualified replacement directors in the event shareholders vote not to re-elect any or all of the Status Quo Directors. In Orchestra's opinion, the Company would benefit from the addition of new, dynamic directors with proven experience and success in:

E-commerce and digital marketing;

Cost reduction and proper pricing strategies;

Optimizing customer relationship management systems;

Improving floor plan profitability through the introduction of complimentary product offerings; and

Rationalizing and rebalancing the relationship between revenue and headquarter costs by increasing the former while responsibly pruning the latter.

We urge you to consider carefully the information contained in the attached proxy statement and then support our efforts by signing, dating and returning the enclosed **BLUE** proxy card today. The attached proxy statement and the enclosed **BLUE** proxy card are first being furnished to the shareholders on or about ~~September~~October [ ], 2017.

~~346853.7 - 09/28/17~~346853.8 - 10/05/17

If you have already submitted a different color proxy card in relation to the Annual Meeting, you have every right to revoke or change the voting instructions set out therein by signing, dating and returning a later dated **BLUE** proxy card or by voting in person at the Annual Meeting. We urge you to do so immediately, as there is little time before the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support.

Orchestra-Prémaman S.A.

346853.7 - 09/28/17346853.8 - 10/05/17

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

The attached Proxy Statement and BLUE proxy card are available at:

www.saratogaproxy.com/[   ]

YOUR VOTE IS IMPORTANT,
NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN!

*If you have any questions or need assistance voting the **BLUE** proxy card,*
please call the firm assisting us:



Saratoga Proxy Consulting LLC
520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Shareholders Call Toll Free at: (888) 368-0379
Email: info@saratogaproxy.com

4

ANNUAL MEETING OF SHAREHOLDERS

OF

DESTINATION MATERNITY CORPORATION

PROXY STATEMENT

OF

ORCHESTRA-PRÉMAMAN S.A.

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Orchestra-Prémaman S.A. together with the other participants in this solicitation (collectively, "Orchestra", "us" or "we"), is the largest shareholder of Destination Maternity Corporation, a Delaware corporation ("Destination" or the "Company"), beneficially owning a total of 1,922,820 shares of Common Stock, $.01 par value per share, representing approximately 13.8% of the shares outstanding. Orchestra has owned shares of Destination continuously since August 2015. We are writing to you because we believe that new directors are needed to drive the change that is required at Destination to address the Company's decreasing revenue, insufficiently clear financial reporting and prolonged stock underperformance and have serious doubts that the current directors nominated for re-election under the Company's proxy statement—specifically Michael J. Blitzer, Barry Erdos, Melissa Payner-Gregor and B. Allen Weinstein (the "Status Quo Nominees")—can fully exploit the opportunities that will be available to the Company in both the short- and long-term. We are seeking your support and your vote at the annual meeting of the shareholders of the Company currently scheduled to be held on Thursday, October 19, 2015, at 9:15 a.m. Eastern Standard Time, at the Company's corporate headquarters located at 232 Strawbridge Drive, Moorestown, New Jersey 08057 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting") to vote **AGAINST** the election of the Status Quo Directors to the Company's Board of Directors (the "Board").

Our **BLUE** proxy card will also allow shareholders to vote on the following proposals that are being presented by the Company for shareholder consideration at the Annual Meeting:

1. to ratify the action of the Audit Committee of the Board of Directors in appointing KPMG LLP ("KPMG") as independent registered public accountants to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending February 3, 2018 and the Company's internal control over financial reporting as of February 3, 2018;

2. to approve an amendment to the Company's 2005 Equity Incentive Plan (as amended and restated, the "2005 Plan") which would authorize the Company to grant an additional 1,000,000 shares of common stock in respect of awards under the 2005 Plan, with 625,000 of such additional shares of common stock issuable in respect of awards of restricted stock or restricted stock units;

3. to hold an advisory vote on executive compensation;

4. to hold an advisory vote on the frequency of executive compensation voting; and

5. to transact such other business as may properly come before the meeting or any adjournments thereof.

Orchestra is composed of Orchestra-Prémaman S.A., a public limited company organized under the laws of France ("Orchestra-Prémaman") and Yeled Invest S.A., a private company organized under the laws of Luxembourg ("Parent").

This Proxy Statement and the enclosed **BLUE** proxy card are first being furnished to shareholders on or about ~~September~~October [ ], 2017.

As of the date hereof, Orchestra collectively owns an aggregate of 1,922,820 shares of Common Stock. We intend to vote such shares of Common Stock, and all proxies delivered to Orchestra:

> **AGAINST** the election of Messrs. **Blitzer, Erdos, Weinstein** and Ms. **Payner-Gregor;**
>
> **FOR** the ratification of the appointment of KPMG as the Company's independent registered public accountants for the fiscal year ending February 3, 2018 and the Company's internal control over financial reporting as of February 3, 2018;
>
> **ABSTAIN** on the approval of the amendment to the Company's 2005 Equity Incentive Plan;
>
> **AGAINST** the approval of the advisory vote on the compensation of the Company's named executive officers, as described herein; and
>
> **1 YEAR** for the frequency of executive compensation voting.

The Board has fixed September 18, 2017 as the record date for determining holders of Common Stock who are entitled to vote at the Annual Meeting (the "Record Date"). According to the Company, as of the Record Date the Company had outstanding 13,960,777 shares of Common Stock entitled to be voted. Each share of Common Stock entitles the record holder to one vote on each matter to be voted upon at the Annual Meeting. The mailing address of the principal executive offices of the Company is 232 Strawbridge Drive, Moorestown, New Jersey 08057. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

THIS SOLICITATION IS BEING MADE BY ORCHESTRA AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH WE ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED **BLUE** PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

ORCHESTRA URGES YOU TO SIGN, DATE AND RETURN THE **BLUE** PROXY CARD **TODAY** TO VOTE AGAINST THE ELECTION OF THE STATUS QUO DIRECTORS TO THE BOARD AT THE ANNUAL MEETING. TIME IS OF THE ESSENCE GIVEN THE RAPIDLY APPROACHING ANNUAL MEETING.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE

ENCLOSED **BLUE** PROXY CARD. WE STRONGLY URGE YOU TO DO SO WITHOUT DELAY BECAUSE THERE IS LITTLE TIME BEFORE THE ANNUAL MEETING. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

This Proxy Statement and our proxy card are available at:

www.saratogaproxy.com/[ ]

7

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Your vote matters. Orchestra urges you to sign, date, and return the enclosed BLUE proxy card TODAY to vote: 1) AGAINST the election of the Status Quo Directors to the Board, 2) FOR the ratification of the appointment of KPMG as the Company's independent registered public accountants for the fiscal year ending February 3, 2018 and the Company's internal control over financial reporting as of February 3, 2018, 3) ABSTAIN on the approval of the amendment to the Company's 2005 Plan, 4) AGAINST the approval of the advisory vote on the compensation of the Company's named executive officers, as described herein and 5) for 1 YEAR for the frequency of executive compensation voting.

- If you are a "registered shareholder", please sign and date the enclosed **BLUE** proxy card and return it to Orchestra, c/o Saratoga Proxy Consulting LLC, in the enclosed postage-paid envelope today.

- If you own shares in a brokerage account or through a bank, you are considered a "beneficial shareholder", and the Orchestra proxy materials, together with a voting instruction form (VIF), are being forwarded to you by your broker or bank. As a "beneficial owner", you must instruct your broker, trustee or other representative on how to vote your shares. Your broker cannot vote your shares on your behalf without receiving instructions from you.

- Depending upon your broker or custodian's voting policy, you may be able to vote either by toll-free telephone or by using the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form in the pre-paid envelope provided to you.

- Please **DO NOT** sign or return any WHITE proxy card you may receive from the Company. If you have already submitted a WHITE proxy card, you have every right to change your vote — please use the **BLUE** proxy card to vote by Internet or telephone or simply sign, date and return the **BLUE** proxy card. Only your latest dated proxy will be counted.

YOUR VOTE IS IMPORTANT,
NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN!

If you have any questions or need assistance voting the BLUE proxy card,
please call the firm assisting us:



SARATOGA PROXY CONSULTING LLC
520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Shareholders Call Toll Free at: (888) 368-0379
Email: info@saratogaproxy.com

BACKGROUND TO THE SOLICITATION

A chronology of our interactions with the Company as it pertains to the Annual Meeting is as follows:

On July 27, 2017 Orchestra agreed to certain "standstill" provisions by signing and delivering the Termination Agreement dated on that same date.

On August 29, 2017, Orchestra alerted Destination that those standstill provisions had terminated automatically pursuant to Section 6(e)(vii) of the Termination Agreement because Destination's share price had fallen below mandated levels for a period of seven (7) consecutive trading days.

On August 31, 2017, a representative of Orchestra met with two of the sitting directors of Destination and discussed some of Orchestra's concerns about the direction of the Company.

On September 25, 2017, Orchestra issued a "Stop, Look & Listen Letter" by press release and as filed with the SEC on the same date.

- On September 27, 2017, Orchestra filed an amendment to its Schedule 13D filing that stated in Item 4, among other intentions, that Orchestra "intend[s] to encourage the issuer to undertake a strategic review process including, without limitation, a potential sale of the Issuer or certain of its businesses or assets, in which [Orchestra] may participate, as a means of enhancing shareholder value." Orchestra expressly reserved the ability to change its intention with respect to any and all matters referred to in Item 4.

9

REASONS FOR THE SOLICITATION

Orchestra is a long-term and significant investor in the Company, having made its initial investment in the Company in August 2015 and currently owns approximately 13.8% of the Company. Orchestra has owned shares of Destination continuously since August 2015. In our opinion, our ownership aligns us well with the interests of shareholders in general because we share their economic risks and would share in their economic upside if the Company prospers from our strategic vision. Orchestra has been an involved shareholder of the Company for an extended period of time and has engaged with management and the Board from time to time, including in connection with the now terminated merger (see "ADDITIONAL PARTICIPANT INFORMATION"). Based on the publicly known factors discussed in this proxy statement, we believe that the leadership of the Status Quo Directors has been ineffective, that the stock price has fallen as a result and that consequently shareholders have suffered. We believe that re-election is unwarranted and that because of the resignation requirements in the Company's Bylaws, a sufficiently strong vote **AGAINST** the election of each of the Status Quo Directors can and should create the conditions for identifying and appointing a fresh set of directors with new ideas, who can plausibly undertake a turnaround that can create confidence in the market.

The Company has Consistently Missed its Targets

Under the Status Quo Directors, the company has repeatedly announced major targets, and has repeatedly missed them. For example, late in fiscal 2014 the Company commenced its self-proclaimed "turnaround plan" to remedy problems in:

> Business processes;

> Inventory management;

> Sales productivity;

> Real estate optimization; and

> Cost controls, among other things.

Yet in its 10-K for the fiscal year ending January 28, 2017, the Company was forced to admit that its progress in implementing all of these critical plans was slow, resulting in a decline in net sales and other underperformances.

Orchestra believes that the best directors take responsibility for important corporate goals that are not met. By renominating themselves for another term, do you believe that the Status Quo Directors are accepting accountability for these failures? If you do not, then join Orchestra in conveying your dissatisfaction by voting **AGAINST** each of the Status Quo Directors on the **BLUE** proxy card today.

The Company's Stock Price Drop Speaks for Itself

We believe the single most effective metric to use when measuring value creation or value destruction at a public company is its stock price. While many of the Company's peers have experienced an overall upward trend in their stock prices, as indicated by the S&P 500 Apparel Retail Index, Destination has suffered a staggering stock price decline since approximately November of 2013 – *each Status Quo Director was a member of the Board prior to November 2013 and has overseen this value destruction.*



Price Performance

— Destination Maternity   — S&P 500 Apparel Retail Index   — NASDAQ   — S&P 500 Index

Source: FactSet.

Our calculations based on publicly available sources show the following:[1]

> Since Michael Blitzer joined the Board, Destination's stock price has dropped approximately [93.4 93.43%]

> Since Barry Erdos joined the Board, Destination's stock price has dropped approximately [87.7 85.12%]

> Since Melissa Payner-Gregor joined the Board, Destination's stock price has dropped approximately [85 86.02%]

> Since B. Allen Weinstein joined the Board, Destination's stock price has dropped approximately [87.7 85.12%]

The above figures are not characterizations. They are cold, mathematical facts. That is the stock price devaluation that the Status Quo Directors have delivered.

Orchestra asks: How much more of the same can you afford to take?

---

[1] The following stock price percentage decreases do not reflect dividends or other reinvestments.

Confusing Financial Reporting

The Company publicly reports its results using Adjusted EBITDA, instead of EBITDA. In Orchestra's opinion this makes Destination's financial situation unnecessarily difficult to understand. EBITDA as an unadjusted number is objective, not modified to subjective adjustments, and so we think is more readily accepted and understood by the markets. We believe that Destination's financial condition would be better understood if it reported using EBITDA, and that such improved understanding could potentially lead to an increased stock price if the Company embraces this change.

TIME IS OF THE ESSENCE. WE BELIEVE THAT SIGNIFICANT IMPROVEMENT TO THE BOARD IS NEEDED <u>NOW</u>!

PROPOSAL NO.1

ELECTION OF DIRECTORS

According to the Company's proxy statement, the Board currently consists of five members whose terms will expire at the Annual Meeting. The Bylaws provide for the size of the Board to be determined by Board action taken from time to time. The Company is nominating four of ~~our~~its five existing directors for re-election at the Annual Meeting, and reducing the size of the Board of Directors to four members at the commencement of the Annual Meeting. For the reasons stated above, we are seeking your support at the Annual Meeting to vote **AGAINST** the election of **Michael J. Blitzer, Barry Erdos, Melissa Payner-Gregor and B. Allen Weinstein.**

The Company has adopted a majority vote standard in director elections where the number of nominees does not exceed the number of directors to be elected. According to Article II, Section 2 of the Bylaws, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director. As described further in the Company's proxy statement, each Status Quo Director has tendered a contingent resignation that would become effective if (i) the nominee does not receive a majority of the votes cast with respect to his or her election at the Annual Meeting and (ii) the Board accepts such resignation. The Bylaws provide that if an incumbent director does not receive a majority of the votes cast for his or her re-election, the Nominating and Governance Committee (the "Governance Committee") of the Board shall make a recommendation to the Board as to whether the Board should accept the director's resignation, reject the director's resignation or take such other action as the Governance Committee may recommend. The Board will act on the Governance Committee's recommendation and publicly disclose its decisions and the rationale behind such decision within 90 days from the date of the certification of election results.

Accordingly, if we are successful in soliciting your support to vote **AGAINST** the Status Quo Directors such that each of the Status Quo Directors receive more votes "against" his or her election than votes "for" his or her election at the Annual Meeting, each of the Status Quo Directors must tender his or her resignation to the Board for consideration by the Governance Committee. If our proxy solicitation results in any director failing to receive a majority of the votes cast for his or her re-election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board. We believe the failure of the Board to accept any such tendered resignations that may result from the Annual Meeting would be an egregious violation of proper corporate governance, and in direct opposition to a clear shareholder directive.

We therefore also call upon the Status Quo Directors to provide a detailed explanation of the search process for new directors they will conduct if shareholders vote against the re-election of the Status Quo Directors. Orchestra strongly believes that it would be a fundamental breach of fiduciary duty and abdication of director responsibility if all the Status Quo Directors were to abandon their posts—or threaten to do so—without identifying sufficiently qualified replacement directors if you, the shareholders, exercise your rights to vote against all of the Status Quo Directors.

Therefore, this is not a choice between the Status Quo Directors and no directors, as that could only happen if the Status Quo Directors seriously violated their fiduciary duties to act in the best interest of shareholders. This is a choice between a chance for change versus more of the same. If you do not vote against the Status Quo Directors, you will not have another opportunity to have your voice heard in the selection of the Board until the 2018 annual meeting.

Please note that the Status Quo Directors are not the nominees of Orchestra, have not consented to be named in these proxy materials, and are the nominees of Destination. Because the Status Quo Directors are not

Orchestra's nominees and have not consented to be named in this proxy statement, they are not participants in this solicitation. The names, backgrounds and qualifications of the Status Quo Directors, and other information about them, can be found in the Company's proxy statement.

WE URGE YOU TO VOTE "AGAINST" THE ELECTION OF MESSRS. BLITZER, ERDOS, WEINSTEIN AND MS. PAYNER-GREGOR ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

As discussed in further detail in the Company's proxy statement, the Board is seeking an advisory shareholder vote ratifying the appointment of KPMG LLP as the Company's independent registered public accountants to audit and report on the consolidated financial statements of the Company and its subsidiaries for fiscal year 2017, and the Company's internal control over financial reporting as of February 3, 2018, and to perform such other appropriate accounting and related services as may be required by the Audit Committee.

According to the Company's proxy statement, the submission of the appointment of KPMG LLP is not required by law or by the Bylaws of the Company. The Board is nevertheless submitting it to the shareholders to ascertain their views. If the shareholders do not ratify the appointment, the selection of other independent registered public accountants will be considered by the Board. If KPMG LLP shall decline to accept or become incapable of accepting its appointment, or if its appointment is otherwise discontinued, the Board will appoint other independent registered public accountants.

WE RECOMMEND A VOTE "FOR" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL AND INTEND TO VOTE OUR SHARES "FOR" THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED BLUE PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, "FOR" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

PROPOSAL NO. 3

APPROVAL OF AMENDMENT OF THE COMPANY'S 2005 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company's proxy statement, the Company is asking shareholders to approve an amendment (the "Amendment") to the Company's 2005 Equity Incentive Plan (the "2005 Plan"). If approved, the Amendment will increase the number of shares of Common Stock available for issuance under the 2005 Plan from 2,800,000 (not more than 1,500,000 of which have been or would be used for restricted stock or restricted stock unit awards) to 3,800,000 (not more than 2,500,000 of which have been or would be used for restricted stock or restricted stock unit awards). Other than with respect to the increase in shares of Common Stock available for issuance under the 2005 Plan, the terms of the 2005 Plan are materially consistent with the terms of the 2005 Plan as previously disclosed. The terms of the 2005 Plan are summarized below.

According to the Company's proxy statement, the Board determined that the number of shares remaining under the 2005 Plan may not be sufficient to support our equity incentive programs and, accordingly, has adopted the Amendment, subject to shareholder approval. Such approval will require the affirmative vote of a majority of the voting power of all outstanding shares of the Company's Common Stock present or represented and entitled to vote at the Annual Meeting. The Amendment will not become effective unless and until shareholder approval is obtained. If shareholders do not approve the Amendment, the 2005 Plan will instead remain in effect in accordance with its pre-existing terms.

For a full discussion of the Amendment and the 2005 Plan, please see the Company's proxy statement. The Amended and Restated 2005 Plan, as approved by the Board, is attached to the Company's proxy statement as Appendix A.

WE RECOMMEND A VOTE "ABSTAIN" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL AND INTEND TO VOTE OUR SHARES "ABSTAIN" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL.

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED BLUE PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, "ABSTAIN" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL.

346853.7   09/28/17346853.8 - 10/05/17

PROPOSAL NO. 4

ADVISORY VOTE RELATED TO EXECUTIVE COMPENSATION

As discussed in further detail in the Company's proxy statement, the requirements of the Securities Exchange Act of 1934 and the related rules of the SEC enable the Company's shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. At the Company's Annual Meeting of Shareholders held in February 2011, the Company's shareholders were asked to vote on whether the "Say-on-Pay" advisory vote should be held annually, every two years or every three years. The Company shareholders indicated a preference for holding such a vote on an annual basis. The Board determined, as a result of such vote on the frequency of the advisory vote to approve our executive compensation, that the Company will hold a "Say-On-Pay" shareholder advisory vote to approve the Company's executive compensation every year.

Specifically, the Company is asking shareholders to vote for the following resolution:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2017 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board.

Although only advisory, we believe a vote against this proposal sends a powerful message to Destination's management that shareholders are dissatisfied with the Company's stock price decline, which continues to harm shareholders while executive compensation is insulated and not declining along with market price.

WE RECOMMEND A VOTE "AGAINST" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL AND INTEND TO VOTE OUR SHARES "AGAINST" THIS PROPOSAL

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED BLUE PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, "AGAINST" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL

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PROPOSAL NO. 5

ADVISORY VOTE ON THE FREQUENCY OF EXECUTIVE COMPENSATION VOTING

As discussed in further detail in the Company's proxy statement, in accordance with the requirements of the Securities Exchange Act of 1934 and the related rules of the SEC, the Company's shareholders have the opportunity to indicate how frequently the Company should seek an advisory vote on the compensation of the Company's named executive officers, as disclosed pursuant to the Securities and Exchange Commission's compensation disclosure rules. By voting on this Proposal 5, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation every one, two or three calendar years. The Company's shareholders voted on a similar proposal in February 2011 with the majority voting to hold the "say-on-pay" vote every year.

Specifically, the Company is asking shareholders to vote for the following resolution:

"RESOLVED that the Company hold a shareholder advisory vote to approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, with a frequency of once every one year, two years or three years, whichever receives the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the meeting."

Shareholders may cast their votes on their preferred voting frequency by choosing the option of one year, two years, three years, or abstain from voting. Because this vote is advisory and not binding on the Board or the Company in any way, the Board may decide that it is in the best interests of the Company's shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by the Company's shareholders.

Orchestra believes that—particularly given the troubled performance of Destination and its stock price performance—it is prudent for shareholders to express their views on the Company's executive compensation annually, as opposed to less frequently.

WE RECOMMEND A VOTE FOR EVERY "1 YEAR" FOR THE ADVISORY VOTE ON THE FREQUENCY OF EXECUTIVE COMPENSATION VOTING AND INTEND TO VOTE OUR SHARES FOR EVERY "1 YEAR".

SHARES OF COMMON STOCK REPRESENTED BY PROPERLY EXECUTED BLUE PROXY CARDS WILL BE VOTED AT THE ANNUAL MEETING AS MARKED AND, IN THE ABSENCE OF SPECIFIC INSTRUCTIONS, FOR EVERT "1 YEAR" WITH RESPECT TO THE APPROVAL OF THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, Orchestra believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed **BLUE** proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted as follows: **AGAINST** the election of Messrs. **Blitzer, Erdos, Weinstein** and Ms. **Payner-Gregor**, **FOR** on the ratification of the appointment of KPMG as independent registered public accountants to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending February 3, 2018 and the Company's internal control over financial reporting as of February 3, 2018, **ABSTAIN** on the approval of the Company's 2005 Plan, **AGAINST** on the approval of the advisory vote on the compensation of the Company's named executive officers and for **1 YEAR** on the approval of the advisory vote on the frequency of executive compensation voting, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein and for the election of directors as set forth below.

According to the Company's proxy statement for the Annual Meeting, the Board is currently composed of five directors whose terms will expire at the Annual Meeting. The Company is nominating four of its five existing directors for re-election at the Annual Meeting, and the Board will reduce the size of the Board to four members at the commencement of the Annual Meeting. We are not seeking control of the Board and have not proposed our own nominees. We are simply urging you to vote **AGAINST** the election of the Status Quo Directors.

Quorum; Broker Non-Votes;

The presence, in person or by proxy, of holders of Common Stock entitled to cast at least a majority of the votes which all holders of the Common Stock are entitled to cast will constitute a quorum for purposes of the transaction of business.

As discussed in the Company's proxy statement, abstentions and broker non-votes (described below) are counted in determining whether a quorum is present. Abstentions with respect to any proposal other than the election of directors (Proposal 1) will have the same effect as votes against the proposal, because, in the case of all other proposals approval requires a vote in favor of the proposal by a majority of the shares entitled to vote present at the Annual Meeting in person or represented by proxy. A "broker non-vote" occurs when a broker submits a proxy that does not indicate a vote for some of the proposals because the beneficial owners have not instructed the broker on how to vote on such proposals and the broker does not have discretionary authority to vote in the absence of instructions. Brokers may be entitled to vote uninstructed shares with respect to the ratification of the selection of independent registered public accountants, but brokers are not entitled to vote uninstructed shares with respect to other matters. Broker non-votes are not considered to be shares "entitled to vote" (other than for quorum purposes), and will therefore have no effect on the outcome of any of the matters to be voted upon at the Annual Meeting.

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Votes Required for Approval

Each share of Common Stock entitles the holder thereof to one vote on the election of each of the nominees for director and on any other matter that may properly come before the Annual Meeting. Shareholders are not entitled to cumulative voting in the election of directors.

Adoption of Proposals 2, 3, 4 and 5 require the affirmative vote of the majority of shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting.

Election of Directors — The Company's Bylaws provide for majority voting in director elections where the number of nominees does not exceed the number of directors to be elected. Because the number of nominees properly nominated for the Annual Meeting is the same as the number of directors to be elected at the Annual Meeting, the election of directors majority voting applies. As a result, in order to be elected, a nominee must receive a majority of the votes cast with respect to his or her election (or re-election, in the case of any nominee who is an incumbent director), which means the number of votes "for" a nominee must exceed the number of votes "against" that nominee. Abstentions are not counted as votes cast. Incumbent nominees have tendered a contingent resignation which would become effective if (i) the nominee does not receive a majority of the votes cast with respect to his or her election at the Annual Meeting and (ii) the Board of Directors accepts such resignation.

Ratification of the appointment of KPMG LLC — The ratification of the appointment of KPMG LLP will require the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting. According to the Company's proxy statement, abstentions with respect to this proposal will have the same effect as a vote "against" and broker non-votes will not count as votes cast "for" or "against" this proposal.

Approval of Amendment of The Company's 2005 Equity Incentive Plan – The approval of this proposal requires the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting. According to the Company's proxy statement, abstentions with respect to this proposal will have the same effect as a vote "against" and broker non-votes will not count as votes cast "for" or "against" this proposal.

Advisory Vote Related to Executive Compensation — The approval of this proposal requires the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting. According to the Company's proxy statement, abstentions with respect to this proposal will have the same effect as a vote "against" and broker non-votes will not count as votes cast "for" or "against" this proposal.

Advisory Vote on the Frequency of the Executive Compensation Voting — The approval of this proposal requires the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the meeting. According to the Company's proxy statement, abstentions with respect to this proposal will have the same effect as a vote "against" and broker non-votes will not count as votes cast "for" or "against" this proposal.

To vote, please complete, sign, date and return the enclosed **BLUE** proxy card or, to appoint a proxy over the Internet or by telephone, follow the instructions provided herein. If you attend the Annual Meeting and wish to vote in person, you may withdraw your proxy and vote in person. If your shares of Common Stock are held in the name of your broker, bank or other nominee, as it appears from public information that most shares of Common Stock are, you must obtain a proxy, executed in your favor, from the holder of record to be able to

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vote at the Annual Meeting. Orchestra's proxy solicitors at Saratoga Proxy Consulting LLC can help answer your voting and proxy questions.

Revocation of Proxies

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to us in care of Saratoga Proxy Consulting LLC at 520 8th Avenue, 14th Floor, New York, NY 10018 or to the Company at 232 Strawbridge Drive, Moorestown, New Jersey 08057, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to us in care of Saratoga Proxy Consulting LLC at 520 8th Avenue, 14th Floor, New York, NY 10018. **IF YOU WISH TO ~~VOTE FOR~~JOIN US IN VOTING AGAINST THE ELECTION OF ~~OUR NOMINEES~~THE STATUS QUO DIRECTORS TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.**

To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares of Common Stock.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Orchestra. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Orchestra has entered into an agreement with Saratoga Proxy Consulting LLC for solicitation and advisory services in connection with this solicitation, for which Saratoga Proxy Consulting LLC will receive a fee not to exceed $[ ], together with reimbursement for its reasonable out-of-pocket expenses. Saratoga Proxy Consulting LLC will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga Proxy Consulting LLC will employ approximately [ ] persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by us. Costs of this solicitation of proxies are currently estimated to be approximately $[ ]. We estimate that through the date hereof, the expenses incurred in connection with this solicitation are approximately $[   ].

Orchestra will initially pay all costs associated with the solicitation of proxies, but we will seek reimbursement of such costs from the Company and will not submit such reimbursement to a vote of shareholders.

ADDITIONAL PARTICIPANT INFORMATION

Orchestra-Prémaman and Parent are participants in this solicitation (the "Participants"). Orchestra-Prémaman is a public limited company organized under the laws of France with its principal offices located at 200 Avenue des Tamaris, ZAC Saint-Antoine, Saint-Aunes, 34130 France. The telephone number of Orchestra-Prémaman is 33-4-99130800. Orchestra-Prémaman's principal business is the design and distribution of apparel and gear for babies and children. Parent is a private company organized under the laws of Luxembourg with its principal offices located at 318 Rue de Neudorf, L-2222, Luxembourg. The telephone number of Parent is 35-2-7048834. Parent's principal business is to act as a holding company.

As of the date hereof, Orchestra-Prémaman beneficially owned 1,000 shares of Common Stock, constituting less than 1% of the Shares outstanding. In calculating Orchestra-Prémaman's ownership percentage, shares of Common Stock that are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding shares of Common Stock.

As of the date hereof, Parent beneficially owned 1,921,820 shares of Common Stock, constituting approximately 13.8% of the shares of Common Stock outstanding. In calculating Parent's ownership percentage, shares of Common Stock that are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding shares of Common Stock.

In addition, Parent, as a result of its controlling interest in Orchestra-Prémaman, may be deemed to beneficially own the 1,000 shares of Common Stock, for an aggregate beneficial ownership of 1,922,820 shares of Common Stock, constituting approximately 13.8% of the shares of Common Stock outstanding.

The shares of Common Stock beneficially owned by Orchestra-Prémaman were funded by Orchestra-Prémaman's cash on hand. The shares of Common Stock beneficially owned by Parent were funded by a loan, and are pledged to the lender as security. As of the date hereof, none of the shares of Common Stock

of Orchestra-Prémaman held in margin accounts were pledged as collateral security. For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule III.

On December 19, 2016, and as previously disclosed in a Current Report on Form 8-K filed on December 20, 2016 (the "Initial Report") by the Company, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Orchestra-Prémaman and its wholly owned subsidiary, US OP Corporation ("Merger Sub"), pursuant to which it was contemplated that Merger Sub would merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Orchestra-Prémaman (the "Merger"). On the same date, and in connection with the Merger Agreement, the Company also entered into a Governance Agreement with Orchestra-Prémaman and certain of its affiliates (the "Governance Agreement"). As of the date of the Initial Report, Orchestra beneficially owned approximately 13.7% of the Company's then outstanding Common Stock and was therefore considered a "related person" under Item 404(a) of Regulation S-K.

As disclosed in a Current Report on Form 8-K filed on July 27, 2017 (the "July 27 Current Report") by the Company, on July 27, 2017, the Company, Orchestra-Prémaman, and certain other affiliates of Orchestra-Prémaman entered into a Termination Agreement (the "Termination Agreement") pursuant to which they agreed to terminate the Merger Agreement and various ancillary agreements entered into in connection with and in contemplation of the Merger, in each case effective immediately. Given that negotiations concerning the Merger ceased and the Merger Agreement was terminated in late July 2017, final valuation and purchase amounts under the Merger Agreement were not determined, while potential merger parity was based on a variety of metrics.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, which is incorporated by reference herein and is filed as Exhibit 10.1 to the July 27 Current Report. A copy of the press release issued by the Issuer relating to the execution of the Termination Agreement is attached as Exhibit 99.1 to the July 27 Current Report and is incorporated herein by reference.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this

23

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solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the ~~Nominees~~Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

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OTHER MATTERS AND ADDITIONAL INFORMATION

We are unaware of any other matters to be considered at the Annual Meeting other than as set forth in this Proxy Statement. However, should other matters, which we are not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed **BLUE** proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

According to the Company's proxy statement, shareholders may nominate director candidates and make proposals to be considered at the Annual Meeting of Shareholders to be held in 2018 (the "2018 Annual Meeting"). The Company has stated that it currently anticipates that the 2018 Annual Meeting will be held on May 17, 2018. Based on this date, in order for a shareholder's nomination of one or more candidates for election as directors at the 2018 Annual Meeting or any other proposal to be considered at the 2018 Annual Meeting, the notice described below must be received by the Company at the address set forth below, together with certain information specified in the Bylaws, not earlier than February 16, 2018 and not later than the 15th day following the day on which public announcement of the date of the 2018 Annual Meeting is first made by the Company.

A shareholder who proposes to nominate an individual for election to the Board at the 2018 Annual Meeting must deliver a written notice to the Secretary of the Company, which includes: (i) a complete description of the proposed nominee's qualifications, experience and background, and any and all other information that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended; (ii) a description of all relationships between the proposed nominee and such shareholder and any agreements or understandings between such shareholders and the proposed nominee regarding the nomination; (iii) a description of all relationships between the proposed nominee and any of the Company's competitors, customers, suppliers, labor unions (if any) and any other persons with special interests regarding the Company; and (iv) a statement signed by the proposed nominee in which he or she consents to being named in the proxy statement as a nominee and to serving as a director if elected.

In addition, a shareholder who either proposes to nominate an individual for election to the Board of Directors or intends to propose any other business that is a proper matter for shareholder action at the 2018 Annual Meeting must deliver a written notice to the Secretary of the Company, which includes: (i) the name and address of the shareholder giving the notice, as it appears on the Company's books, and the telephone number of such shareholder; (ii) the name, address and telephone number of the beneficial owner, if any, on whose behalf the nomination is being made; (iii) the class and number of shares of the Company which are owned beneficially and of record by such shareholder and such beneficial owner and the time period for which such shares have been held; (iv) a representation that such shareholder and beneficial owner intend to appear in person or by proxy at the meeting; (v) a representation that such shareholder and such beneficial owner intend to continue to hold the reported shares through the date of the meeting; and (vi) with respect to any proper business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made. If a recommendation is submitted by a group of two or more shareholders, the information regarding the recommending shareholders and beneficial owners, if any, must be submitted with respect to each shareholder in the group and any beneficial owners. The shareholder's written notice should be sent to the attention of the Secretary of the Company, c/o Destination Maternity Corporation, 232 Strawbridge Drive, Moorestown, New Jersey 08057.

In addition to being able to present proposals for consideration at the Annual Meeting, shareholders may also be able to have their proposals for any proper business (not including director nominations) included in our proxy statement and form of proxy for the 2018 Annual Meeting. In order to have any such shareholder proposal included in the proxy statement and form of proxy, the proposal must be delivered to the Company at the address set forth below not later than January 17, 2018, and the shareholder must otherwise comply with applicable SEC requirements and the Company's Bylaws. If the shareholder complies with these requirements for inclusion of a proposal in the Company's proxy statement and form of proxy, the shareholder need not comply with the notice requirements described in the preceding paragraph. All notices and nominations referred to above must be sent to the Secretary of the Company, at the following address: Destination Maternity Corporation, Attention: Secretary, 232 Strawbridge Drive, Moorestown, New Jersey 08057.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2018 Annual Meeting of shareholders is based on information contained in the Company's proxy statement and organizational documents. The incorporation of this information in this Proxy Statement should not be construed as an admission by Orchestra that such procedures are legal, valid or binding

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE COMMON STOCK AND THE OWNERSHIP OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Orchestra-Prémaman S.A.
~~September~~October [   ], 2017

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TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Number of Shares Purchased	Date of Purchase/Sale	Security
	Orchestra-Prémaman S.A.	
50,000	12/1/2015 – Purchase	Common Stock
65,658	12/3/2015 – Purchase	Common Stock
43,613	12/4/2015 – Purchase	Common Stock
94,790	12/7/2015 – Purchase	Common Stock
169,913	12/8/2015 – Purchase	Common Stock
559,311	12/9/2015 – Purchase	Common Stock
87,353	12/10/2015 – Purchase	Common Stock
155,422	12/11/2015 – Purchase	Common Stock
78,889	12/14/2015 – Purchase	Common Stock
(1,921,820)	5/2/2016 – Sale	Common Stock
	Yeled Invest S.A.	
1,921,820	5/2/2016 – Purchase	Common Stock

The following table is reprinted from the definitive proxy statement filed by Destination Maternity Corporation with the Securities and Exchange Commission on September 21, 2017.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth information, as of September 8, 2017, except as otherwise noted, with respect to the beneficial ownership of shares of Common Stock by each person who is known to us to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, by each director or nominee for director, by each of the Company's named executive officers, and by all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

	Common Stock	
	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%) (b)
Name and Address of Beneficial Owner (a)		
B. Allen Weinstein	33,600(c)	*
Ronald J. Masciantonio	118,376(d)	
David Stern	33,882(e)	*
Arnaud Ajdler	57,036(f)	*
Barry Erdos	60,147(g)	*
Anthony M. Romano	277,625(h)	
Judd Tirnauer	0(i)	*
Towle & Co. 1610 Des Peres Road, Suite 250 St. Louis, MO 63131	2,097,818(j)	15.0%
Renaissance Technologies LLC 800 Third Avenue New York, NY 10022	781,400(l)	5.6%
All current directors and officers as a group (8 persons)	378,429(n) 2.7%	

---

*   Less than 1% of the outstanding Common Stock or less than 1% of the voting power.

(a)   Except as otherwise indicated, the address of each person named in the table is: c/o Destination Maternity Corporation, 232 Strawbridge Drive, Moorestown, New Jersey 08057.

(b)   Based upon 13,960,777 shares of common stock issued and outstanding as of September 8, 2017.

(c)   Includes 4,000 shares of unvested restricted stock expected to be granted upon completion of the Annual Meeting under the Company's Non-Executive Director Compensation Policy, subject to this non-employee's re-election as a director.

(d)   Includes 820 shares of unvested restricted stock from the December 4, 2013 grant of 3,279 shares, which shares vest on December 4, 2017, 4,069 shares of unvested restricted stock from the December 5, 2014 grant of 8,138 shares, of which 2,034 shares vest on December 5, 2017 and 2,035 shares vest on December 5, 2018, and 8,763 shares of unvested restricted stock from the March 30, 2016 grant of 11,683 shares, of which 2,921 shares vest on each of March 30, 2018, March 30, 2019, and March 30, 2020. Also includes 91,161 shares purchasable upon exercise of stock options owned (or which may be deemed to be owned) as of September 8, 2017 or 60 days thereafter.

(e)   Includes 11,677 shares of unvested restricted stock from the August 1, 2016 grant of 15,569 shares, of which 3,892 shares vested on August 1, 2017, 3,892 shares will vest on each of August 1, 2018 and August 1, 2019, and 3,983 shares vest on August 1, 2020. Also includes 18,313 shares purchasable upon exercise of stock options owned (or which may be deemed to be owned) as of September 8, 2017 or 60 days thereafter.

(f) Includes 4,160 shares of unvested restricted stock granted to Mr. Ajdler on March 30, 2016, which shares vest on the earlier of: (a) the end of the day immediately prior to the Annual Meeting; (b) the end of Mr. Ajdler's service on the board of directors of Destination Maternity other than via resignation; and (c) a change in control of the Company (as defined in the Company's Amended and Restated 2005 Equity Incentive Plan).

(g) Includes 6,000 shares of unvested restricted stock expected to be granted upon completion of the Annual Meeting under the Company''s Non-Employee Director Compensation Policy, subject to Mr. Erdos' re-election as a director and appointment as Non-Executive Chairman of the Board of Directors, and 5,547 shares of unvested restricted stock granted to Mr. Erdos on March 30, 2016, which shares vest on the earlier of: (a) the end of the day immediately prior to the Annual Meeting; (b) the end of Mr. Erdos' service on the board of directors of Destination Maternity other than via resignation; and (c) a change in control of the Company (as defined in the Company''s Amended and Restated 2005 Equity Incentive Plan).

(h) Includes 234,027 shares purchasable upon exercise of stock options owned (or which may be deemed to be owned) as of September 8, 2017 or 60 days thereafter. Mr. Romano's employment terminated effective at the close of business on September 7, 2017.

(i) Mr. Tirnauer's employment terminated effective at the close of business on April 22, 2016.

(j) Information is based on the Schedule 13G filed with the SEC on December 30, 2016. According to that filing, Towle & Co. beneficially owns all of the shares specified on the above table.

(k) On May 2, 2016, Orchestra-Prémaman, delivered to Yeled substantially all of such Destination Maternity Shares for €16.4 million, for which payment of €16.2 million had already been made at the year-end close of February 29, 2016, the remainder of €0.2 million being due 10 days after the signing of the agreement. Orchestra-Prémaman has an option to buy back the stock within 26 months of the sale at the price for which it sold such Destination Maternity Shares to Yeled.

(l) Information is based on the Schedule 13G/A filed with the SEC on February 14, 2017. According to that filing, Renaissance Technologies LLC ("RTC"), and Renaissance Technologies Holdings Corporation ("RTHC"), because of RTHC's majority ownership of RTC, beneficially own all of the shares specified on the above table. Also according to that filing, certain funds and accounts managed by RTC have the right to receive dividends and proceeds from the sale of the shares.

(m) Information is based on the Schedule 13G/A filed with the SEC on January 6, 2017. According to that filing, Royce & Associates, LLC beneficially owns all of the shares specified on the above table.

(n) Includes the following number of shares purchasable upon exercise of stock options owned (or which may be deemed to be owned) by the following persons as of September 8, 2017 or 60 days thereafter: Anthony M. Romano—234,027, Ronald J. Masciantonio—91,161 and David Stern—18,313. Also includes the following number of shares of unvested restricted stock owned (or which may be deemed to be owned) by the following persons: Ronald J. Masciantonio—13,652, David Stern—11,677, Arnaud Ajdler—4,160, and Barry Erdos—5,547.

<p style="text-align:center">Section 16(a) Beneficial Ownership Reporting Compliance</p>

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities (collectively, "Reporting Persons") to file with the SEC initial reports of ownership (on Form 3) and reports of changes in ownership of the Common Stock and other equity securities of the Company (on Forms 4 and 5). Reporting Persons are additionally required to furnish us with copies of all Section 16(a) reports they file.

To our knowledge, based solely upon a review of the copies of such reports furnished to us, all Section 16(a) reports for the fiscal year ended January 28, 2017 were timely filed, with the exception of Orchestra, which did not timely file a Form 4 in connection with its sale of shares of Company common stock to its controlling stockholder.

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Orchestra your proxy **AGAINST** the election of the Status Quo Directors, **FOR** the ratification of the appointment of KPMG as the Company's independent registered public accountants for the fiscal year ending February 3, 2018 and the Company's internal control over financial reporting as of February 3, 2018, **ABSTAIN** on the approval of the amendment to the Company's 2005 Plan, **AGAINST** the approval of the advisory vote on the compensation of the Company's named executive officers, as described herein and for **1 YEAR** for the frequency of executive compensation voting, by:

- **SIGNING** the enclosed **BLUE** proxy card,

- **DATING** the enclosed **BLUE** proxy card, and

- **MAILING** the enclosed **BLUE** proxy card **TODAY** in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the proxy card representing your shares of Common Stock. Orchestra urges you to confirm in writing your instructions to Orchestra in care of Saratoga Proxy Consulting LLC at the address provided below so that Orchestra will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga Proxy Consulting LLC at the address set forth below.

YOUR VOTE IS IMPORTANT,
NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN!

*If you have any questions or need assistance voting the **BLUE** proxy card,*
please call the firm assisting us:



Saratoga Proxy Consulting LLC

520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Shareholders Call Toll Free at: (888) 368-0379
Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION DATED ~~SEPTEMBER 28,~~OCTOBER 5, 2017

BLUE PROXY CARD
DESTINATION MATERNITY CORPORATION

ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
ORCHESTRA-PRÉMAMAN S.A.

THE BOARD OF DIRECTORS OF DESTINATION MATERNITY CORPORATION
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints [ ] and [ ], and each of them, its proxy, attorney and agent (the "Proxies") with full power of substitution to vote all shares of Common Stock, $0.01 par value (the "Common Stock"), of Destination Maternity Corporation (the "Company") which the undersigned would be entitled to vote if personally present at the upcoming annual meeting of the shareholders of the Company, to be held at the Company's corporate headquarters located at 232 Strawbridge Drive, Moorestown, New Jersey 08057, at 9:15 a.m. Eastern Standard Time, on Thursday, October 19, 2017 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock held by the undersigned, and hereby ratifies and confirms all action the Proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in their discretion with respect to any other matters as may properly come before the Annual Meeting that are unknown to Orchestra-Prémaman S.A. ("Orchestra") a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "AGAINST" THE ELECTION OF MICHAEL J. BLITZER, BARRY ERDOS, MELISSA PAYNER-GREGOR AND B. ALLEN WEINSTEIN UNDER PROPOSAL 1 , "FOR" ON PROPOSAL 2, "ABSTAIN" ON PROPOSAL 3, "AGAINST" ON PROPOSAL 4 AND FOR "1 YEAR" ON PROPOSAL 5.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example.

ORCHESTRA STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THE ELECTION OF MICHAEL J. BLITZER, BARRY ERDOS, MELISSA PAYNER-GREGOR AND B. ALLEN WEINSTEIN UNDER PROPOSAL 1. ORCHESTRA RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 2, ABSTAIN ON PROPOSAL 3, AGAINST PROPOSAL 4 AND FOR 1 YEAR ON PROPOSAL 5.

1. Election of Michael J. Blitzer, Barry Erdos, Melissa Payner-Gregor and B. Allen Weinstein (the "Status Quo Directors"):

	AGAINST ALL STATUS QUO DIRECTORS	~~FOR ALL STATUS QUO DIRECTORS~~	AGAINST ALL STATUS QUO DIRECTORS, EXCEPT NOMINEE(S) WRITTEN BELOW	~~ABSTAIN~~
Nominees: Michael J. Blitzer Barry Erdos Melissa Payner-Gregor B. Allen Weinstein	[ ]	~~[ ]~~	[ ]	~~[ ]~~

NOTE: If you do not wish for your shares to be voted "AGAINST" a particular nominee, mark the "AGAINST ALL STATUS QUO DIRECTORS, EXCEPT NOMINEE(S) WRITTEN BELOW" box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

_____

2. The Company's proposal to ratify the appointment of KPMG LLP as the Company's independent registered public accountants:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3. The Company's proposal to approve an amendment to the Company's 2005 Equity Incentive Plan:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

4. The Company's proposal to approve, by non-binding advisory vote, of executive compensation:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

5.   The Company's proposal to approve, by non-binding advisory vote, the frequency of executive compensation voting:

1 YEAR	2 YEARS	3 YEARS	ABSTAIN
[ ]	[ ]	[ ]	[ ]

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

DATED: _____

_____
(Signature)

_____
(Signature, if held jointly)

_____
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

Document comparison by Workshare Compare on Thursday, October 05, 2017
1:53:41 PM

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Document 1 ID	PowerDocs://KKWC/346853/7
Description	KKWC-#346853-v7-Preliminary_Proxy_Statement_(DEST)
Document 2 ID	PowerDocs://KKWC/346853/8
Description	KKWC-#346853-v8-Preliminary_Proxy_Statement_(DEST)
Rendering set	KKWC-STRIKETHRU

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